Exhibit 99.2

Financial Report
Results of Operations
Three-month period ended December 31, 2015 compared to the three-month period ended December 31, 2014
During the three-month periods ended December 31, 2015 and 2014, we had an average of 54.6 and 54.2 vessels in our fleet, respectively. In the three-month period ended December 31, 2015, we sold the vessel MSC Challenger with a TEU capacity of 2,633. In the three-month period ended December 31, 2014, we took delivery of the secondhand containership Lakonia with a TEU capacity of 2,586. In the three-month periods ended December 31, 2015 and 2014, our fleet ownership days totaled 5,023 and 4,982 days, respectively. Ownership days are the primary driver of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Three-month period ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2014	2015	Change	Percentage Change

Voyage revenue	$120.9	$122.3	$1.4	1.2%
Voyage expenses	(1.0)	(0.9)	(0.1)	(10.0%)
Voyage expenses – related parties	(0.9)	(0.9)	-	-
Vessels' operating expenses	(30.5)	(28.6)	(1.9)	(6.2%)
General and administrative expenses	(3.2)	(4.7)	1.5	46.90%
Management fees – related parties	(4.3)	(4.3)	-	-
General and administrative expenses – non-cash component	-	(1.4)	1.4	100.0%
Amortization of dry-docking and special survey costs	(2.2)	(2.0)	(0.2)	(9.1%)
Depreciation	(26.9)	(25.6)	(1.3)	(4.8%)
Amortization of prepaid lease rentals	(1.3)	(1.3)	-	-
Gain on sale / disposal of vessels	-	1.7	1.7	100.0%
Foreign exchange gains/ (losses)	0.1	(0.1)	(0.2)	(200.0%)
Interest income	0.3	0.3	-	-
Interest and finance costs	(20.0)	(20.9)	0.9	4.5%
Equity loss on investments	(1.2)	(0.6)	(0.6)	(50.0%)
Other	0.5	-	(0.5)	(100.0%)
Gain on derivative instruments	0.5	5.3	4.8	960.0%
Net Income	$30.8	$38.3

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2014	2015

Voyage revenue	$120.9	$122.3	$1.4	1.2%
Accrued charter revenue	0.8	0.6	(0.2)	(25.0%)
Voyage revenue adjusted on a cash basis	$121.7	$122.9	$1.2	1.0%

Vessels operational data	Three-month period ended December 31,			Percentage Change
	2014	2015	Change

Average number of vessels	54.2	54.6	0.4	0.7%
Ownership days	4,982	5,023	41	0.8%
Number of vessels under dry-docking	6	3	(3)

Voyage Revenue
Voyage revenue increased by 1.2%, or $1.4 million, to $122.3 million during the three-month period ended December 31, 2015, from $120.9 million during the three-month period ended December 31, 2014. This increase was mainly due to (i) increased charter rates in certain of our vessels during the three-month period ended December 31, 2015, compared to the three-month period ended December 31, 2014, (ii) decreased off-hire days, mainly due to scheduled dry-dockings during the three-month period ended December 31, 2015, compared to the three-month period ended December 31, 2014; partly offset  by revenue not earned by the vessel sold for demolition during the three-month period ended December 31, 2015.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), increased by 1.0%, or $1.2 million, to $122.9 million during the three-month period ended December 31, 2015, from $121.7 million during the three-month period ended December 31, 2014. This increase was mainly due to (i) increased charter rates in certain of our vessels during the three-month period ended December 31, 2015, compared to the three-month period ended December 31, 2014, (ii) decreased off-hire days, mainly due to scheduled dry-dockings during the three-month period ended December 31, 2015, compared to the three-month period ended December 31, 2014; partly offset  by revenue not earned by the vessel sold for demolition during the three-month period ended December 31, 2015.
Voyage Expenses
Voyage expenses were $0.9 million, during the three-month period ended December 31, 2015 and $1.0 million during the three-month period ended December 31, 2014. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.
Voyage Expenses – related parties
Voyage expenses – related parties were $0.9 million during the three-month periods ended December 31, 2015 and 2014, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. ("Costamare Shipping") and Costamare Shipping Services Ltd. ("Costamare Services") in accordance with (i) the Group Management Agreement until November 2, 2015, and (ii) the Management Agreements (as described below) from November 2, 2015.
Vessels' Operating Expenses
Vessels' operating expenses, which include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 6.2%, or $1.9 million, to $28.6 million during the three-month period ended December 31, 2015, from $30.5 million during the three-month period ended December 31, 2014.
General and Administrative Expenses
General and administrative expenses increased by 46.9%, or $1.5 million, to $4.7 million during the three-month period ended December 31, 2015, from $3.2 million during the three-month period ended December 31, 2014. The increase is mainly attributable to costs incurred by our subsidiary, Costamare Partners LP, which were transferred to our consolidated income statement during the three month period ended December 31, 2015.

Management Fees – related parties
Management fees paid to our managers were $4.3 million during the three-month periods ended December 31, 2015 and 2014, as provided under the Group Management Agreement and the Management Agreements, as applicable.

General and Administrative expenses – non-cash component
General and administrative expenses – non-cash component for the three-month period ended December 31, 2015, amounted to $1.4 million, representing the value of the shares issued to Costamare Services on December 31, 2015, pursuant to the Services Agreement (as described below). No amounts were incurred in the 2014 period.
Amortization of Dry-docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $2.0 million for the three-month period ended December 31, 2015 and $2.2 million for the three-month period ended December 31, 2014. During the three-month period ended December 31, 2015, three vessels underwent and completed their special survey. During the three-month period ended December 31, 2014, six vessels underwent and completed their special survey.
Depreciation
Depreciation expense decreased by 4.8%, or $1.3 million, to $25.6 million during the three-month period ended December 31, 2015, from $26.9 million during the three-month period ended December 31, 2014. The decrease was attributable to a change in the estimated scrap value of vessels, which had a favorable effect of $1.3 million for the three-month period ended December 31, 2015.
Amortization of Prepaid Lease Rentals
Amortization of the prepaid lease rentals was $1.3 million during the three-month periods ended December 31, 2015 and 2014.
Gain on Sales / Disposals of Vessels
During the three-month period ended December 31, 2015, we recorded a gain of $1.7 million from the sale of one vessel. There were no vessels disposed of during the three-month period ended December 31, 2014.
Foreign Exchange Gains/ (Losses)
Foreign exchange losses were $0.1 million during the three-month period ended December 31, 2015. Foreign exchange gains were $0.1 million during the three-month period December 31, 2014.
Interest Income
Interest income amounted to $0.3 million for the three-month periods ended December 31, 2015 and 2014.
Interest and Finance Costs
Interest and finance costs increased by 4.5%, or $0.9 million, to $20.9 million during the three-month period ended December 31, 2015, from $20.0 million during the three-month period ended December 31, 2014.
Equity Loss on Investments
The equity loss on investments of $0.6 million for the three-month period ended December 31, 2015, represents our share of the net losses of nineteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The net loss of $0.6 million is mainly attributable to General and administrative expenses of $0.3 million incurred by 12 jointly-owned companies that had vessels under construction during the three month period ended December 31, 2015.
Gain on Derivative Instruments
The fair value of our interest rate derivative instruments which were outstanding as of December 31, 2015, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2015, the fair value of these interest rate derivative instruments in aggregate amounted to a liability of $52.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended December 31, 2015, a net gain of $12.7 million has been included in OCI and a net gain of $5.9 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2015.

Cash Flows

Three-month periods ended December 31, 2015 and 2014

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2014	2015
Net Cash Provided by Operating Activities	$62.5	$65.1
Net Cash Used in Investing Activities	$(10.1)	$(14.7)
Net Cash Used in Financing Activities	$(77.9)	$(84.9)

Net Cash Provided by Operating Activities
Net cash flows provided by operating activities for the three-month period ended December 31, 2015, increased by $2.6 million to $65.1 million, compared to $62.5 million for the three-month period ended December 31, 2014.  The increase was primarily attributable to (a) increased cash from operations of $1.2 million, (b) the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $0.7 million, (c) decreased special survey costs of $4.1 million and (d) decreased payments for interest (including swap payments) during the period of $1.9 million.
 Net Cash Used in Investing Activities
Net cash used in investing activities was $14.7 million in the three-month period ended December 31, 2015, which mainly consisted of $17.2 million for advance payments for the construction of three newbuild vessels ordered pursuant to the Framework Agreement with York, $0.6 million for advance payment for the acquisition of one secondhand vessel pursuant to the Framework Agreement with York and $4.7 million we received from the sale for scrap of MSC Challenger.
Net cash used in investing activities was $10.1 million in the three-month period ended December 31, 2014, which mainly consisted of: (a) $1.7 million payments (net of $26.3 million we received as dividend distributions) associated with the equity investments pursuant to the Framework Agreement with York, which range from 25% to 49% in jointly-owned companies, and (b) $8.4 million in payments primarily for the acquisition of one secondhand vessel.
Net Cash Used in Financing Activities
Net cash used in financing activities was $84.9 million in the three-month period ended December 31, 2015, which mainly consisted of (a) $48.7 million of repaid indebtedness, (b) $3.5 million repaid under our sale and leaseback agreements (c) $21.8 million paid for dividends to holders of our common stock for the third quarter of 2015, (d) $1.0 million paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock ("Series D Preferred Stock"), for the period from July 15, 2015 to October 14, 2015.
Net cash used in financing activities was $77.9 million in the three-month period ended December 31, 2014, which mainly consisted of: (a) $46.9 million repaid indebtedness, (b) $3.2 million repaid relating under our sale and leaseback agreements, (c) $20.9 million paid for dividends to holders of our common stock for the second quarter of 2014, and (d) $1.0 million paid for dividends  to holders of our Series B Preferred Stock and $2.1 million paid for dividends to holders of our Series C Preferred Stock, in both cases for the period from July 15, 2014 to October 14, 2014.

Results of Operations

Year ended December 31, 2015, compared to the year ended December 31, 2014

During the year ended December 31, 2015 and 2014, we had an average of 54.9 and 54.5 vessels, respectively in our fleet. In the year ended December 31, 2015, pursuant to the Framework Agreement with York, a jointly-owned vessel entity took delivery of the secondhand vessel Arkadia with a TEU capacity of 1,550 and we sold the vessel MSC Challenger with a TEU capacity of 2,633.  In the year ended December 31, 2014, we took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi with an aggregate TEU capacity of 28,209 and the secondhand vessels Neapolis, Areopolis and Lakonia with an aggregate TEU capacity of 6,705 and we sold the vessels Konstantina, MSC Kyoto and Akritas with an aggregate TEU capacity of 10,379.  Furthermore, pursuant to the Framework Agreement with York, a jointly-owned vessel entity took delivery of the secondhand vessel Elafonisos with a TEU capacity of 2,526. In the year ended December 31, 2015 and 2014, our fleet ownership days totaled 20,038 and 19,885 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2014	2015	Change	Percentage Change

Voyage revenue	$484.0	$490.4	$6.4	1.3%
Voyage expenses	(3.6)	(2.8)	(0.8)	(22.2%)
Voyage expenses – related parties	(3.6)	(3.7)	0.1	2.8%
Vessels' operating expenses	(120.8)	(117.2)	(3.6)	(3.0%)
General and administrative expenses	(7.7)	(8.8)	1.1	14.3%
Management fees – related parties	(18.5)	(18.9)	0.4	2.2%
General and administrative expenses – non-cash component	-	(8.6)	8.6	100.0%
Amortization of dry-docking and special survey costs	(7.8)	(7.4)	(0.4)	(5.1%)
Depreciation	(105.8)	(101.6)	(4.2)	(4.0%)
Amortization of prepaid lease rentals	(4.0)	(5.0)	1.0	25.0%
Gain on sale / disposal of vessels	2.5	1.7	(0.8)	(32.0%)
Foreign exchange losses	-	(0.1)	0.1	100.0%
Interest income	0.8	1.3	0.5	62.5%
Interest and finance costs	(95.6)	(92.3)	(3.3)	(3.5%)
Swaps breakage cost	(10.2)	-	(10.2)	(100.0%)
Equity loss on investments	(3.4)	(0.5)	(2.9)	(85.3%)
Other	3.3	0.4	(2.9)	(87.9%)
Gain on derivative instruments	5.5	16.9	11.4	207.3%
Net Income	$115.1	$143.8

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2014	2015	Change	Percentage Change

Voyage revenue	$484.0	$490.4	$6.4	1.3%
Accrued charter revenue	7.0	2.6	(4.4)	(62.9%)
Voyage revenue adjusted on a cash basis	$491.0	$493.0	$2.0	0.4%

	Year ended December 31,
Vessels operational data	2014	2015	Change	Percentage Change

Average number of vessels	54.5	54.9	0.4	0.7%
Ownership days	19,885	20,038	153	0.8%
Number of vessels under dry-docking	11	10	(1)

Voyage Revenue

Voyage revenue increased by 1.3%, or $6.4 million, to $490.4 million during the year ended December 31, 2015, from $484.0 million during the year ended December 31, 2014. This increase was mainly attributable to (i) revenue earned by the three newbuild vessels and three secondhand vessels delivered to us during the year ended December 31, 2014, (ii) increased charter rates in certain of our vessels during the year ended December 31, 2015, compared to the year ended December 31, 2014; partly offset by revenue not earned by vessels which were sold for demolition during the year ended December 31, 2014 and increased off-hire days, mainly due to scheduled dry-dockings during the year ended December 31, 2015, compared to the year ended December 31, 2014.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), increased by 0.4%, or $2.0 million, to $493.0 million during the year ended December 31, 2015, from $491.0 million during the year ended December 31, 2014. This increase was mainly attributable to (i) revenue earned by the three newbuild vessels and three secondhand vessels delivered to us during the year ended December 31, 2014, (ii) increased charter rates in certain of our vessels during the year ended December 31, 2015, compared to the year ended December 31, 2014; partly offset by revenue not earned by vessels which were sold for demolition during the year ended December 31, 2014 and increased off-hire days, mainly due to scheduled dry-dockings during the year ended December 31, 2015, compared to the year ended December 31, 2014.

Voyage Expenses

Voyage expenses decreased by 22.2%, or $0.8 million, to $2.8 million during the year ended December 31, 2015, from $3.6 million during the year ended December 31, 2014. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.7 million and $3.6 million during the years ended December 31, 2015 and 2014, respectively and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping and Costamare Services in accordance with (i) the Group Management Agreement until November 2, 2015, and (ii) the Management Agreements from November 2, 2015.

Vessels' Operating Expenses

Vessels' operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 3.0% or $3.6 million to $117.2 million during the year ended December 31, 2015, from $120.8 million during the year ended December 31, 2014.

General and Administrative Expenses

General and administrative expenses increased by 14.3% or $1.1 million, to $8.8 million during the year ended December 31, 2015, from $7.7 million during the year ended December 31, 2014. The increase is mainly attributable to costs incurred by our subsidiary, Costamare Partners LP, which were transferred to our consolidated income statement during the year ended December 31, 2015.

Management Fees – related parties

Management fees paid to our managers increased by 2.2%, or $0.4 million, to $18.9 million during the year ended December 31, 2015, from $18.5 million during the year ended December 31, 2014, pursuant to the Group Management Agreement and the Management Agreements, as applicable. The increase was primarily attributable to (i) the upward adjustment by 4% of the management fee for each vessel (effective January 1, 2015), as provided under the  Group Management Agreement in effect at such time, and (ii) the increased average number of vessels during the year ended December 31, 2015, compared to the year ended December 31, 2014.

General and Administrative expenses – non-cash component
General and administrative expenses – non-cash component for the year ended December 31, 2015, amounted to $8.6 million, representing the value of the shares issued to our manager on March 31, 2015, on June 30, 2015 and September 30, 2015, pursuant to the Group Management Agreement, and the value of the shares issued to Costamare Services issued on December 31, 2015, pursuant to the Services Agreement. No amounts were incurred in 2014.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the years ended December 31, 2015 and 2014 were $7.4 million and $7.8 million, respectively. During the year ended December 31, 2014, eleven vessels, underwent and completed their special survey. During the year ended December 31, 2015, ten vessels, underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 4.0%, or $4.2 million, to $101.6 million during the year ended December 31, 2015, from $105.8 million during the year ended December 31, 2014. The decrease was mainly attributable to the depreciation expense not charged for the vessels sold for demolition during the year ended December 31, 2014 and to a change in the estimated scrap value of vessels, which had a favorable effect of $5.4 million for the year ended December 31, 2015; partly offset by the depreciation expense charged for the three newbuild and three secondhand vessels delivered to us during the year ended December 31, 2014.

Amortization of Prepaid Lease Rentals
Amortization of the prepaid lease rentals was $5.0 million and $4.0 million during the years ended December 31, 2015 and 2014, respectively.

Gain on Sale/Disposal of Vessels

During the year ended December 31, 2015, we recorded a gain of $1.7 million from the sale of one vessel. During the year ended December 31, 2014, we recorded a net gain of $2.5 million from the sale of three vessels.

Interest Income

During the years ended December 31, 2015 and 2014, interest income was $1.3 million and $0.8 million, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 3.5%, or $3.3 million, to $92.3 million during the year ended December 31, 2015, from $95.6 million during the year ended December 31, 2014. The decrease was partly attributable to the decreased loan interest expense charged to the consolidated statement of income resulting from the decrease in the outstanding loan amount and a reduction in the write off of finance costs relating to loan refinancing during 2015; partially offset by the fact that the 2014 period benefited from the capitalization of interest associated with the delivery of vessels during that period, which did not recur during 2015.

Equity Loss on Investments
During the year ended December 31, 2015, the equity loss on investments was $0.5 million. The equity loss on investments represents our share of the net losses of nineteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The net loss of $0.5 million is mainly attributable to General and administrative expenses of $0.8 million incurred by 12 jointly-owned companies that had vessels under construction during the year ended December 31, 2015.

Gain on Derivative Instruments

The fair value of our interest rate derivative instruments which were outstanding as of December 31, 2015, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2015, the fair value of these interest rate derivative instruments in aggregate amounted to a liability of $52.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2015, a net gain of $11.3 million has been included in OCI and a net gain of $18.2 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2015. Furthermore, during the year ended December 31, 2014, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparty breakage costs of $10.2 million, in aggregate and has been included in Swaps breakage cost in the 2014 consolidated statement of income.
Cash Flows

Years ended December 31, 2015 and 2014

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2014	2015
Net Cash Provided by Operating Activities	$243.3	$244.7
Net Cash Used in Investing Activities	$(119.3)	$(43.0)
Net Cash Used in Financing Activities	$(104.3)	$(214.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $1.4 million to $244.7 million for the year ended December 31, 2015, compared to $243.3 for the year ended December 31, 2014. The increase was primarily attributable to the (i) increased cash from operations of $2.0 million,  (ii) decreased payments for interest (including swap payments) during the period of $7.6 million and (iii) decreased special survey costs of $0.7 million; partly offset by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $9.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $43.0 million in the year ended December 31, 2015, which mainly consisted of $38.8 million in advance payments for the construction of five newbuild vessels, ordered pursuant to the Framework Agreement with York and $3.2 million, paid for the acquisition of a secondhand vessel pursuant to the Framework Agreement, $0.6 million for advance payment for the acquisition of one secondhand vessel pursuant to the Framework Agreement and $4.7 million we received from the sale for scrap of MSC Challenger.
Net cash used in investing activities was $119.3 million in the year ended December 31, 2014, which consisted of: (a) $59.1 million for capitalized costs and advance payments for the construction and delivery of three newbuild vessels, (b) $29.0 million in payments primarily for the acquisition of three secondhand vessels, (c) $53.3 million (net of $31.8 million we received as dividend distributions) in payments, pursuant to the Framework Agreement with York and (d) $22.1 million we received from the sale for scrap of Konstantina, MSC Kyoto and Akritas.

Net Cash Used in Financing Activities
Net cash used in financing activities was $214.7 million in the year ended December 31, 2015, which mainly consisted of (a) $196.9 million of indebtedness that we repaid, (b) $13.5 million we repaid relating to our sale and leaseback agreements, (c) $86.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2014, first quarter of 2015, second quarter of 2015 and third quarter of 2015, and (d) $3.8 million we paid for dividends  to holders of our Series B Preferred Stock and $8.5 million we paid for dividends to holders of our Series C Preferred Stock, both for the periods from October 15, 2014 to January 14, 2015, January 15, 2015 to April 14, 2015, April 15, 2015 to July 14, 2015 and July 15, 2015 to October 14, 2015 and $3.7 million we paid for dividends to holders of our Series D Preferred Stock for the period from May 13, 2015 to July 14, 2015 and July 15, 2015 to October 14, 2015 and (e) $96.6 million net proceeds we received from our public offering in May 2015 of 4.0 million shares of our Series D Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

Net cash used in financing activities was $104.3 million in the year ended December 31, 2014, which mainly consisted of: (a) $356.6 million of indebtedness that we repaid, (b) $9.0 million we drew down from one of our credit facilities, (c) $256.7 million we received regarding the sale and leaseback transaction concluded for the three newbuild vessels, (d) $9.6 million we repaid regarding our sale and leaseback agreements, (e) $83.0 million we paid for dividends to holders of our common stock for the fourth quarter of 2013, the first quarter of 2014, the second quarter of 2014 and the third quarter of 2014, (f) $3.8 million we paid for dividends  to holders of our Series B Preferred Stock for the period from October 15, 2013 to October 14, 2014, and $6.2 million we paid for dividends to holders of our Series C Preferred Stock for the period from the original issuance of the Series C preferred Stock on January 21, 2014 to October 14, 2014, and (g) $96.5 million net proceeds we received from our public offering in January 2014 of 4.0 million shares of our Series C Preferred Stock, net of underwriting discounts and expenses incurred in the offering.
Management Agreements
As previously disclosed, on November 27, 2015 we signed a Framework Agreement with Costamare Shipping (the "Costamare Shipping Framework Agreement") and a Services Agreement with Costamare Services (the "Services Agreement" and, together with the Costamare Shipping Framework Agreement, the "Management Agreements"), both shipmanagement companies controlled by members of the family of our Chairman and chief executive officer, Konstantinos Konstantakopoulos, to replace the amended and restated management agreement with Costamare Shipping dated March 3, 2015 (the "Group Management Agreement"). The aggregate services provided by Costamare Shipping and Costamare Services to the Company and the aggregate fees payable by the Company for such services are substantially the same as the services and fees under the Group Management Agreement. On November 27, 2015, the Company entered into an amendment to the Registration Rights Agreement entered into in connection with the Company's initial public offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of our common stock as fee compensation under the Management Agreements.

Liquidity and Capital Expenditures

Cash and cash equivalents
As of December 31, 2015, we had a total cash liquidity of $162.8 million, consisting of cash, cash equivalents and restricted cash.
Debt-free vessels
As of January 27, 2016, the following vessels were free of debt.

Unencumbered Vessels in the water(*)
(refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
MSC ITEA	1998	3,842
LAKONIA	2004	2,586
AREOPOLIS	2000	2,474
MESSINI	1997	2,458
NEAPOLIS	2000	1,645

(*) Does not include three secondhand vessels acquired and five newbuild vessels ordered pursuant to the Framework Agreement with York, which are also free of debt.

Capital commitments

As of January 27, 2016, we had outstanding equity commitments relating to our twelve contracted newbuilds aggregating approximately $108.3 million payable until the vessels are delivered. The amounts represent our interest in the relevant jointly-owned entities with York. Approximately $86.4 million of the above mentioned commitments, relate to five 11,000 TEU vessels on order, for which we are in discussion to finance with several banks. Additionally, we had an outstanding commitment of $2.5 million, relating to the purchase price of the Helgoland Trader, which is expected to be paid on delivery of the vessel.
Conference Call details:
On Thursday, January 28, 2016, at 8:30 a.m. ET, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-524-3160 (from the US), 0808 238 9064 (from the UK) or +1-412-317-6760 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until February 29, 2016. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is: 10079587.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 42 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 467,000 TEU, including 12 newbuild containerships on order and one secondhand vessel to be delivered. Eighteen of our containerships, including 12 newbuilds on order and one secondhand vessel to be delivered, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols "CMRE", "CMRE PR B", "CMRE PR C" and "CMRE PR D", respectively.

Forward-Looking Statements

This earnings release contains "forward-looking statements". In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.'s Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors".
Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

 Fleet List
The tables below provide additional information, as of January 27, 2016, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Agreement with York and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC AZOV	MSC	2014	9,403	10 years	43,000	November 2023	43,000
7	MSC AJACCIO	MSC	2014	9,403	10 years	43,000	February 2024	43,000
8	MSC AMALFI	MSC	2014	9,403	10 years	43,000	March 2024	43,000
9	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
10	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
11	VALOR	Evergreen	2013	8,827	7.0 years(i)	41,700	April 2020(i)	41,700
12	VALUE	Evergreen	2013	8,827	7.0 years(i)	41,700	April 2020(i)	41,700
13	VALIANT	Evergreen	2013	8,827	7.0 years(i)	41,700	June 2020(i)	41,700
14	VALENCE	Evergreen	2013	8,827	7.0 years(i)	41,700	July 2020(i)	41,700
15	VANTAGE	Evergreen	2013	8,827	7.0 years(i)	41,700	September 2020(i)	41,700
16	NAVARINO	PIL	2010	8,531	1.0 year	10,500	November 2016(ii)	10,500
17	MAERSK KAWASAKI(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
18	MAERSK KURE(iii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
19	MAERSK KOKURA(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
20	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	26,100	March 2018	26,100
22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	26,100	May 2018	26,100
23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	26,100	June 2018	26,100
24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	26,100	August 2018	26,100
25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	26,100	October 2018	26,100
26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	26,100	November 2019	26,100
27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(4)	February 2020	26,862
28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(5)	April 2020	27,190
29	VENETIKO		2003	5,928
30	ENSENADA EXPRESS(*)		2001	5,576
31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
32	ZIM NEW YORK	ZIM	2002	4,992	14 years	14,534	September 2016(6)	14,534
33	ZIM SHANGHAI	ZIM	2002	4,992	14 years	14,534	September 2016(6)	14,534
34	ZIM PIRAEUS	ZIM	2004	4,992	10 years	12,500	July 2016	12,500
35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	September 2016	30,500
36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	October 2016	30,500

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	July 2016	30,500
38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
41	MSC KORONI	MSC	1998	3,842	9.5 years	13,500(7)	September 2018	13,500
42	MSC ITEA	MSC	1998	3,842	1.5 years	10,000	February 2016	10,000
43	KARMEN	Evergreen	1991	3,351	1.5 years	11,000	March 2016	11,000
44	MARINA	Evergreen	1992	3,351	0.5 years	8,800	May 2016	8,800
45	LAKONIA	Evergreen	2004	2,586	2.0 years	8,600	February 2017	8,600
46	ELAFONISOS(*)(8)	A.P. Moller-Maersk	1999	2,526	1.2 years	6,500	January 2016	6,500
47	AREOPOLIS	Zim	2000	2,474	0.3 years	6,000	March 2016	6,000
48	HELGOLAND TRADER(*) (9)	A.P. Moller-Maersk	1998	2,472	0.5 years	8,750	March 2016	8,750
49	MESSINI	Evergreen	1997	2,458	3.3 years	7,900(10)	August 2016	6,051
50	MSC REUNION	MSC	1992	2,024	8.0 years	11,200	July 2016	11,200
51	MSC NAMIBIA II	MSC	1991	2,023	8.8 years	11,200	July 2016	11,200
52	MSC SIERRA II	MSC	1991	2,023	7.7 years	11,200	June 2016	11,200
53	MSC PYLOS	MSC	1991	2,020	6.0 years	7,250(11)	January 2017	6,314
54	PADMA(*)	Yang Ming	1998	1,645	1.2 years	7,400	April 2016	7,400
55	NEAPOLIS		2000	1,645
56	ARKADIA(*)	Evergreen	2001	1,550	2.0 years	10,600	August 2017	10,600
57	PROSPER	Sea Consortium	1996	1,504	0.7 years	8,400	February 2016	8,400
58	ZAGORA	MSC	1995	1,162	4.7 years	7,400	May 2016	7,400
59	PETALIDI(*)	CMA CGM	1994	1,162	2.0 years	7,600	June 2016	7,600
60	STADT LUEBECK	CMA CGM	2001	1.078	2.7 years	8,000(12)	March 2016	8,800

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(3)
1	NCP0113(*)	Hanjin Subic Bay	11,010		2nd Quarter 2016
2	NCP0114(*)	Hanjin Subic Bay	11,010		2nd Quarter 2016
3	NCP0115(*)	Hanjin Subic Bay	11,010		2nd Quarter 2016
4	NCP0116(*)	Hanjin Subic Bay	11,010		3rd Quarter 2016
5	NCP0152(*)	Hanjin Subic Bay	11,010		1st Quarter 2017
6	S2121(*)	Samsung Heavy	14,354	Evergreen	2nd Quarter 2016
7	S2122(*)	Samsung Heavy	14,354	Evergreen	2nd Quarter 2016
8	S2123(*)	Samsung Heavy	14,354	Evergreen	3rd Quarter 2016
9	S2124(*)	Samsung Heavy	14,354	Evergreen	3rd Quarter 2016
10	S2125(*)	Samsung Heavy	14,354	Evergreen	4th Quarter 2016
11	YZJ1206(*)	Jiangsu New Yangzi	3,800	Hamburg Süd	1st Quarter 2018
12	YZJ1207 (*)	Jiangsu New Yangzi	3,800	Hamburg Süd	2nd Quarter 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	This average rate is calculated based on contracted charter rates for the days remaining between January 27, 2016 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.
(3)	Based on latest shipyard production schedule, subject to change.
(4)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(6)	The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim's equity and approximately $8.2 million in interest bearing notes maturing in 2023. In July the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for one year pursuant to its option to extend the charter of two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for the first year has been determined at $14,534 per day.
(7)	As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.
(8)	The vessel will commence its new charter with CMA CGM for a period of minimum 2 and maximum 10 months on February 6, 2016 at a daily rate of $6,000.
(9)	The vessel is expected to be delivered to us no later than April 30, 2016.
(10)	This charter rate changes on February 1, 2016 to $6,000 per day until the earliest redelivery date.
(11)	This charter rate changes on February 1, 2016 to $6,300 per day until the earliest redelivery date.
(12)	The charter rate will be $8,000 per day provided that the vessel trades within the Red Sea once every 20 days, while it will change to $7,400 for non-Red Sea trading. As of January 27, 2016, the vessel is earning $8,000 per day.

(i)	Assumes exercise of owner's unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.
(ii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months.
(iii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(*)    Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

COSTAMARE INC.
Consolidated Statements of Income

	Years ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2014	2015	2014	2015

REVENUES:
Voyage revenue	$483,995	$490,378	$120,866	$122,276

EXPENSES:
Voyage expenses	(3,608)	(2,831)	(1,018)	(929)
Voyage expenses – related parties	(3,629)	(3,673)	(905)	(916)
Vessels' operating expenses	(120,815)	(117,193)	(30,423)	(28,639)
General and administrative expenses	(7,708)	(8,775)	(3,203)	(4,719)
Management fees - related parties	(18,469)	(18,877)	(4,270)	(4,262)
General and administrative expenses – non-cash component	-	(8,623)	-	(1,404)
Amortization of dry-docking and special survey costs	(7,814)	(7,425)	(2,238)	(1,991)
Depreciation	(105,787)	(101,645)	(26,942)	(25,611)
Amortization of prepaid lease rentals	(4,024)	(4,982)	(1,256)	(1,256)
Gain on sale / disposals of vessels	2,543	1,688	-	1,688
Foreign exchange gains / (losses)	7	(129)	80	(144)
Operating income	$214,691	$217,913	$50,691	$54,093

OTHER INCOME / (EXPENSES):
Interest income	$815	$1,373	$284	$320
Interest and finance costs	(95,562)	(92,276)	(19,961)	(20,889)
Swaps breakage costs	(10,192)	-	-	-
Equity loss on investments	(3,428)	(529)	(1,191)	(567)
Other	3,294	427	451	23
Gain on derivative instruments	5,469	16,856	526	5,348
Total other income / (expenses)	$(99,604)	$(74,149)	$(19,891)	$(15,765)
Net Income	$115,087	$143,764	$30,800	$38,328
Earnings allocated to Preferred Stock	(11,909)	(17,903)	(3,078)	(5,266)
Net Income available to common stockholders	$103,178	$125,861	$27,722	$33,062

Earnings per common share, basic and diluted	$1.38	$1.68	$0.37	$0.44
Weighted average number of shares, basic and diluted	74,800,000	75,027,474	74,800,000	75,250,426

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2014	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,089	$100,105
Restricted cash	14,264	14,007
Accounts receivable	2,365	1,111
Inventories	11,565	10,578
Due from related parties	4,447	6,012
Fair value of derivatives	-	352
Insurance claims receivable	1,759	3,906
Prepaid lease rentals	4,982	4,982
Accrued charter revenue	511	457
Prepayments and other	4,993	3,545
Total current assets	$157,975	$145,055
FIXED ASSETS, NET:
Capital leased assets	$250,547	$242,966
Vessels, net	2,098,820	2,004,650
Total fixed assets, net	$2,349,367	$2,247,616
NON-CURRENT ASSETS:
Investment in affiliates	$73,579	$117,931
Prepaid lease rentals, non-current	40,811	35,830
Deferred charges, net	28,675	28,815
Accounts receivable, non-current	1,425	1,425
Restricted cash	49,818	48,708
Accrued charter revenue	1,025	569
Other non-current assets	12,065	12,612
Total assets	$2,714,740	$2,638,561
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$192,951	$185,259
Accounts payable	6,296	4,047
Due to related parties	-	371
Capital lease obligations	13,508	14,534
Accrued liabilities	19,119	15,225
Unearned revenue	12,929	18,356
Fair value of derivatives	43,287	32,462
Other current liabilities	2,286	1,712
Total current liabilities	$290,376	$271,966
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,326,990	$1,137,832
Capital lease obligations, net of current portion	233,625	219,090
Fair value of derivatives, net of current portion	31,653	19,655
Unearned revenue, net of current portion	29,454	26,508
Total non-current liabilities	$1,621,722	$1,403,085
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock	$-	$-
Common stock	8	8
Additional paid-in capital	858,665	963,904
Retained earnings	103	44,247
Accumulated other comprehensive loss	(56,134)	(44,649)
Total stockholders' equity	$802,642	$963,510
Total liabilities and stockholders' equity	$2,714,740	$2,638,561

Financial Summary
	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2014	2015	2014	2015

Voyage revenue	$483,995	$490,378	$120,866	$122,276
Accrued charter revenue (1)	$7,023	$2,618	$782	$589
Voyage revenue adjusted on a cash basis (2)	$491,018	$492,996	$121,648	$122,865

Adjusted EBITDA (3)	$343,195	$348,227	$82,734	$86,209

Adjusted Net Income available to common stockholders (3)	$122,938	$130,351	$30,799	$32,772
Weighted Average number of shares	74,800,000	75,027,474	74,800,000	75,250,426
Adjusted Earnings per share (3)	$1.64	$1.74	$0.41	$0.44

EBITDA (3)	$327,459	$348,719	$80,913	$87,755
Net Income	$115,087	$143,764	$30,800	$38,328
Net Income available to common stockholders	$103,178	$125,861	$27,722	$33,062
Weighted Average number of shares	74,800,000	75,027,474	74,800,000	75,250,426
Earnings per share	$1.38	$1.68	$0.37	$0.44

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the years and the three-month periods ended December 31, 2015 and 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2014	2015	2014	2015
Net Income	$115,087	$143,764	$30,800	$38,328
Earnings allocated to Preferred Stock	(11,909)	(17,903)	(3,078)	(5,266)
Net Income available to common stockholders	103,178	125,861	27,722	33,062
Accrued charter revenue	7,023	2,618	782	589
Gain on sale / disposal of vessels	(2,543)	(1,688)	-	(1,688)
Swaps breakage cost	10,192	-	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	6,082	587	1,177	2
General and administrative expenses – non-cash component	-	8,623	-	1,404
Write-off of costs related to the withdrawal of Costamare Partners LP registration statement.	-	3,326	-	3,326
Amortization of prepaid lease rentals	4,024	4,982	1,256	1,256
Realized Loss on Euro/USD forward contracts (1)	451	2,898	388	169
Gain on derivative instruments (1)	(5,469)	(16,856)	(526)	(5,348)
Adjusted Net income available to common stockholders	$122,938	$130,351	$30,799	$32,772
Adjusted Earnings per Share	$1.64	$1.74	$0.41	$0.44
Weighted average number of shares	74,800,000	75,027,474	74,800,000	75,250,426

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, gain on sale/disposal of vessels, realized loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, write-off of costs related to the withdrawal of registration statement of Costamare Partners LP, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars)	2014	2015	2014	2015

Net Income	$115,087	$143,764	$30,800	$38,328
Interest and finance costs	95,562	92,276	19,961	20,889
Interest income	(815)	(1,373)	(284)	(320)
Depreciation	105,787	101,645	26,942	25,611
Amortization of prepaid lease rentals	4,024	4,982	1,256	1,256
Amortization of dry-docking and special survey costs	7,814	7,425	2,238	1,991
EBITDA	327,459	348,719	80,913	87,755
Accrued charter revenue	7,023	2,618	782	589
Gain on sale / disposal of vessels	(2,543)	(1,688)	-	(1,688)
Swaps breakage cost	10,192	-	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	6,082	587	1,177	2
General and administrative expenses – non-cash component	-	8,623	-	1,404
Write-off of costs related to the withdrawal of Costamare Partners LP registration statement.	-	3,326	-	3,326
Realized Loss on Euro/USD forward contracts (1)	451	2,898	388	169
Gain on derivative instruments (1)	(5,469)	(16,856)	(526)	(5,348)
Adjusted EBITDA	$343,195	$348,227	$82,734	$86,209

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, gain on sale / disposal of vessels, realized loss on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, write-off of costs related to the withdrawal of registration statement of Costamare Partners LP and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.